SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

VILLAGE SUPER MARKET, INC.
(Name of Issuer)

Class A Common Stock, No Par Value
(Title of Class of Securities)

92701-40-9
(CUSIP Number)

Kevin Begley
Village Super Market, Inc.
733 Mountain Avenue
Springfield, NJ  07081
(973) 467-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices & Communications)

February 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject
of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

SCHEDULE 13D

CUSIP No.   92701-40-9

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

THE SUMAS FAMILY GROUP, including the Estate of Perry Sumas, James Sumas, Robert Sumas, William Sumas, John P. Sumas, Nicholas Sumas and John J. Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	5,884,304
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	0
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	5,884,304
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,884,304

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	46.02%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	OO

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

Estate of Perry Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	1,804,115
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	0
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	1,804,115
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,804,115

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	19.25%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	OO

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

James Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	966,889
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	426,670
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	966,889
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	426,670

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,393,559

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.95%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

Robert Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	226,248
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	975,420
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	226,248
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	975,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,201,668

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	12.28%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

William Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	555,062
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	2,006,003
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	555,062
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	201,888

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,561,065

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	25.88%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

John P. Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	564,303
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	1,983,299
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	564,303
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	179,184

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,547,602

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	25.88%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

Nicholas Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	222,689
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	681,860
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	222,689
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	681,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	904,549

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	9.58%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only).

John J. Sumas

2	.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [X]
	(See Instructions)			(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)			PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
	REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			[ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION			United States

	__________________
		7.	SOLE VOTING POWER	257,275
	NUMBER OF
	SHARES
	BENEFICIALLY	8.	SHARED VOTING POWER	0
	OWNED BY
	EACH
	REPORTING	9.	SOLE DISPOSITIVE POWER	257,275
	PERSON
	WITH
	__________________	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	257,275

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
	EXCLUDES CERTAIN SHARES* (See Instructions)	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.89%

14.	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)	IN

Schedule 13D is amended to reflect updated information regarding the Sumas Family Group as follows:

Item 1.   SECURITY AND ISSUER.

          This Statement related to the Class A, Common Stock, No Par Value, of Village Super Market, Inc. (NASDAQ-VLGEA) (the "Issuer"), which has its principal executive office at 733 Mountain Avenue, Springfield, New Jersey 07081.

Item 2.   IDENTITY AND BACKGROUND.

          This filing is made on behalf of the Sumas Family Group and the members of the Sumas family identified below (the "Sumas Family Group").  Each member's business address is identical with that of the Issuer and each (other than the Estate of Perry Sumas) is an employee of the Issuer.  No member of the Sumas Family Group has been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each is a citizen of, and Perry Sumas was a citizen of, the United States of America.

          The individual members of the Sumas Family Group and the positions they hold with the Issuer, which for each member is his principal employment, are as follows:

James Sumas	79	Chief Executive Officer and Chairman of the Board of Directors
Robert Sumas	71	President, Chief Operating Officer and Director
William Sumas	65	Executive Vice President and Vice Chairman of the Board of Directors
John P. Sumas	63	Executive Vice President and Director
Nicholas Sumas	43	Vice President, Secretary and Director
John J. Sumas	42	Vice President — General Counsel and Director

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable.

Item 4.   PURPOSE OF TRANSACTION.

          By virtue of the existence of this "group", the Issuer has been and continues to be a "Controlled Company" within the meaning of NASDAQ Rule 4350(c)(5).  The issuer is therefore exempt from the "independent director" requirements of Rule 4350(c).  Control is exercised pursuant to voting of the Class B Common Stock, No Par Value, owned by members of the Sumas Family Group.  Each Class B share is entitled to 10 votes per share at all meetings of shareholders and is convertible into Class A shares on a share-for-share basis.  The Sumas Family Group members hold, directly or indirectly, 1,775,170 shares of the Class A Common Stock and 4,109,525 shares of the Class B Common Stock.  This represents 72.10% of the total voting power at a meeting of shareholders.

     Beneficial ownership information contained herein assumes, in each case, the conversion of shares of the relevant Class B Common Stock held into shares of Class A Common Stock.  The information thus understates the actual voting power of the Sumas Family Group.

     The Voting Agreement dated March 4, 1987, previously described in Amendment No. 1 to this Schedule 13D, has expired.

     Neither the Sumas Family nor any of its individual members have any plans or proposals which would relate to or result in any of the transactions listed in Item 4 of Schedule l3D, except that the Estate of Perry Sumas has adopted a Rule 10b5-1 trading plan (as described in Amendment No. 3 to this Schedule 13D) and members of the group reserve the right to acquire and dispose of shares of the Issuer from time to time.  Each Reporting Person reserves the right to, from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

All of the following information assumes conversion of Class B Common Stock into Class A Common Stock.

The Sumas Family Group has beneficial ownership of 5,884,304 shares or 46.02% of the Class A Common Stock, of which 5,884,304 shares or 46.02% is sole beneficial ownership.

The Estate of Perry Sumas has beneficial ownership of 1,804,115 shares or 19.25% of the Class A Common Stock, of which 1,804,115 shares or 19.25% is sole beneficial ownership.

James Sumas has beneficial ownership of 1,393,559 shares or 13.95% of the Class A Common Stock, of which 966,889 shares or 9.68% is sole beneficial ownership and 426,670 shares or 4.27% constitutes shared beneficial ownership.  Such sole and shared beneficial ownership is of both voting and dispositive power.

Robert Sumas has beneficial ownership of 1,201,668 shares or 12.28% of the Class A Common Stock, of which 226,248 shares or 2.31% is sole beneficial ownership and 975,420 shares or 9.97% constitutes shared beneficial ownership.  Such sole and shared beneficial ownership is of both voting and dispositive power.

William Sumas has beneficial ownership of 2,561,065 shares or 25,88% of the Class A Common Stock, of which 555,062 shares or 5.61% is sole voting power, 2,006,003 shares or 20.27% constitutes shared voting power, 555,062 shares of 5.61% constitutes sole dispositive power and 201,888 shares or 2.04% constitutes shared dispositive power.

John P. Sumas has beneficial ownership of 2,547,602 shares or 25.88% of the Class A Common Stock, of which 564,303 shares or 5.73% is sole beneficial ownership (both voting and dispositive power), 1,983,299 shares or 20.15% constitutes shared voting power and 179,184 shares or 1.82% constitutes shared dispositive power.

Nicholas Sumas has beneficial ownership of 904,549 shares or 9.58% of the Class A Common Stock, of which 222,689 shares or 2.36% is sole beneficial ownership and 681,860 shares or 7.22% constitutes shared beneficial ownership.  Such sole and shared beneficial ownership is of both voting and dispositive power.

John J. Sumas has beneficial ownership of 257,275 shares or 2.89% of the Class A Common Stock, all of which is sole beneficial ownership.

There have been no transactions in securities of the Issuer in the past 60 days by the Sumas Family Group members except for transactions reported on Form 4 which filings are incorporated herein by reference.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein or in the Schedule 13D or prior amendments, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     Agreement pursuant to Rule 13-1(k) to file a joint statement.

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

ESTATE OF PERRY SUMAS

By	/s/ PATRICIA SUMAS-ANAGNOSTIS
______________________
Patricia Sumas-Anagnostis

By	/s/ LINDA BLATT
______________________
Linda Blatt

/s/ JAMES SUMAS
______________________
James Sumas

/s/ ROBERT SUMAS
______________________
Robert Sumas

/s/ WILLIAM SUMAS
______________________
William Sumas

/s/ JOHN P. SUMAS
______________________
John P. Sumas

/s/ NICHOLAS SUMAS
______________________
Nicholas Sumas

/s/ JOHN J. SUMAS
______________________
John J. Sumas

Dated:  February 8, 2013

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

AGREEMENT TO FILE
A JOINT STATEMENT
_________________

          The undersigned, acting pursuant to Rule 13d-1(k) to file a joint statement on behalf of each of the undersigned on Schedule 13D.

          IN WITNESS WHEREOF, the undersigned have set their hands.

ESTATE OF PERRY SUMAS

By	/s/ PATRICIA SUMAS-ANAGNOSTIS
______________________
Patricia Sumas-Anagnostis

By	/s/ LINDA BLATT
______________________
Linda Blatt

/s/ JAMES SUMAS
______________________
James Sumas

/s/ ROBERT SUMAS
______________________
Robert Sumas

/s/ WILLIAM SUMAS
______________________
William Sumas

/s/ JOHN P. SUMAS
______________________
John P. Sumas

/s/ NICHOLAS SUMAS
______________________
Nicholas Sumas

/s/ JOHN J. SUMAS
______________________
John J. Sumas

Dated:  February 8, 2013